UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 001-32410

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Celanese Americas Retirement Savings Plan
1601 W LBJ Freeway
Dallas, TX 75234

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Celanese Corporation
1601 W LBJ Freeway
Dallas, TX 75234

Celanese Americas Retirement Savings Plan

CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2009 and 2008	5
Notes to Financial Statements	6
Supplemental Schedule*
Schedule H, line 4i — Schedule of Assets (Held at end of year) as of December 31, 2009	15
Signatures

*	Other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To The Plan Administrator, Investment, and Benefit Committees of the Celanese Americas Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Celanese Americas Retirement Savings Plan (the Plan) as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at the end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PMB Helin Donovan, LLP

Dallas, Texas
June 24, 2010

Celanese Americas Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008
	(In thousands)

Assets
Investments
At fair value (Note 3)	$525,282	$462,880
Wrapper contracts	303	315
Loans to participants	7,923	8,802

Total investments	533,508	471,997

Receivables
Securities sold	50	-
Accrued interest and dividends	521	879

Total receivables	571	879

Total assets	534,079	472,876

Liabilities
Administrative payables	317	398

Net assets available for benefits at fair value	533,762	472,478
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 3)	11,393	23,095

Net assets available for benefit	$545,155	$495,573

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
	(In thousands)

Investment income
Net appreciation (depreciation) of investments (Note 3)	$84,431	$(176,796)
Interest	4,029	8,788
Participant loan interest	555	634
Dividends	1,437	1,512
Other	114	165

Total investment income (loss)	90,566	(165,697)
Contributions
Company, net of forfeitures	9,160	10,142
Participant	17,255	20,673
Rollovers	946	679

Total contributions	27,361	31,494
Administrative expenses	(1,236)	(1,332)
Withdrawals and distributions	(67,039)	(57,295)
Net transfers (to) from other plans	(70)	88

Net increase (decrease)	49,582	(192,742)

Net assets available for benefits
Beginning of year	495,573	688,315

End of year	$545,155	$495,573

See accompanying notes to financial statements.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

(1)	Description of the Plan

The Celanese Americas Retirement Savings Plan (the “Plan”) is a participant directed, defined contribution plan sponsored by Celanese Americas LLC (formerly Celanese Americas Corporation) and subsidiaries (“Celanese” or the “Company”), a wholly owned subsidiary of Celanese Corporation. The Plan covers certain employees of the Company and its participating affiliates (“Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants in the Plan should refer to the Plan document for more complete details of the Plan’s provisions.

The Company has a trust agreement with State Street Bank & Trust Company (the “Trustee”). The trust agreement establishes a qualified trust for the Plan. The assets of the trust are managed by various investment managers appointed by the Company. The Company’s Investment Committee oversees the Plan and has discretionary authority to appoint an agent to direct the purchase and sale of investments in the Plan. The Company appointed the Plan Administrator and Investment Committee as the named fiduciaries of the Plan.

(a)	Eligibility

Employees are eligible to participate in the Plan as soon as administratively practicable following their date of hire (taking into account the need to enroll and the timing of the Company’s payroll cycles).

(b)	Participant Contributions

Participants may contribute from 2% to 80% of their eligible compensation, as defined in the Plan document and subject to certain Internal Revenue Service (“IRS”) limitations, through payroll deductions. Participants may designate contributions as either “before-tax,” “after-tax” or a combination of both. Participants’ before-tax contributions and Company contributions are deferred compensation pursuant to Section 401(k) of the Internal Revenue Code (“IRC”).

(c)	Company Contributions

The Company makes a contribution equal to the amount contributed by each Participant up to 5% of such Participant’s eligible compensation for non-union participants, as defined in the Plan document. The Company’s contribution for union participants varies, as defined in the Plan document, but does not exceed 5% of the Participant’s eligible compensation. Effective January 1, 2009, the Plan was amended and restated to increase the matching contribution for the Calvert City union participants to a 100% match of the savings of Calvert City union participants, not to exceed 5% of the participant’s eligible compensation.

(d)	Vesting

All Participants’ contributions and income earned or losses incurred thereon are fully vested at all times. Effective January 1, 2008, the Company’s contributions to active Participants and income earned or losses incurred thereon are also vested at all times. Company contributions to inactive Participants that were not vested as of January 1, 2008 will be forfeited upon request for distribution.

(e)	Forfeitures

Forfeitures of non-vested Company contributions are used to reduce future employer contributions or to restore prior forfeitures under certain conditions. In 2009 and 2008, Company contributions were reduced by $266,266 and $134,222 respectively, from forfeited non-vested accounts. At December 31, 2009 and 2008, forfeitures of

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

$14,767 and $174,853, respectively, were available for reducing future employer contributions or to restore prior forfeitures under certain conditions.

(f)	Distributions and Withdrawals

A Participant’s entire vested account balance shall be payable upon termination of employment, retirement, disability or death. Participants who suffer a “financial hardship” may withdraw all or part of their vested account balance before tax contributions subject to certain provisions, as described in the Plan document. Distributions and withdrawals under the Plan are made in cash in the form of a lump sum. Payments are made as soon as administratively practicable within the provisions of the Plan. The Plan allows for in-service withdrawals of vested contributions under certain circumstances, as defined in the Plan document.

(g)	Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, the appropriate amount of Company contributions and an allocation of the Plan’s earnings or losses and the investment management fees in accordance with the allocation provisions contained in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the Participant’s vested account balance.

(h)	Participant Loans

Participants who are actively working, and have a vested account balance of at least $2,000, may borrow up to the lesser of 50% of the vested account balance or $50,000 less the highest outstanding loan balance in the previous 12 months. The minimum loan available is $1,000 and shall not exceed $50,000. Loans are generally for periods of up to five years with the exception of the purchase of a primary residence in which case the loan can be for a period up to fifteen years. Loans are repaid in bi-weekly installments and include interest charges. The interest rate on new loans, fixed on the first business day of the month, is based on the Prime Lending Rate (per the Wall Street Journal) plus 1%. The range of interest rates for outstanding Participant loans as of December 31, 2009 was 4.25% to 11.5% with maturities ranging from 2010 to 2024.

Each loan is adequately secured through the balance in the participant’s Plan account. If a participant defaults on his or her loan by failing to make timely repayments, the outstanding principal and interest due on the loan is treated as a deemed distribution and reported as a taxable distribution to the participant in the year of default. If the participant has an outstanding loan and takes a distribution of his or her Plan benefit, the outstanding principal and interest due on the loan is included in the amount distributed to the participant.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

(i)	Investments

Plan Participants may direct the investment of their account in 1% increments among any of the following 20 investment options:

Investment Option	Investment Manager
2000 Retirement Portfolio	Alliance Bernstein
2005 Retirement Portfolio	Alliance Bernstein
2010 Retirement Portfolio	Alliance Bernstein
2015 Retirement Portfolio	Alliance Bernstein
2020 Retirement Portfolio	Alliance Bernstein
2025 Retirement Portfolio	Alliance Bernstein
2030 Retirement Portfolio	Alliance Bernstein
2035 Retirement Portfolio	Alliance Bernstein
2040 Retirement Portfolio	Alliance Bernstein
2045 Retirement Portfolio	Alliance Bernstein
2050 Retirement Portfolio	Alliance Bernstein
Core Bond Fund	Pacific Investment Management Co.
Government Securities Fund	Hoisington Investment Management Co.
S&P 500 Index Fund	Barclay’s Global Investor
Large-Cap Value Fund	Alliance Bernstein Investment Management
Large-Cap Growth Fund	Marsico Capital Management
International Stock Fund	Capital Guardian Trust Company
Small-Cap Core Fund	Barclays Global Investors
Stable Value Fund	JP Morgan Asset Management
Celanese Stock Fund	State Street Global Advisors

A Participant may transfer all or a portion of his or her interest, in 1% increments, from one investment fund to another. Each of the Plan’s investment options is managed for the Plan by independent investment managers, who employ a specific set of investment criteria endorsed and monitored by the Company.

Celanese Stock Fund

The Celanese Stock Fund is a “stock bonus plan” (as defined by U.S. Treasury Regulation § 1.401-1 (b)(i)(iii)) with a primary investment in common shares of Celanese Corporation. Participant holdings of Celanese Corporation common shares are limited to twenty percent of the Participants’ total account balance under the Plan. There is a 30-day restriction on reentry into the Celanese Stock Fund after a sale of stock. State Street Global Advisors was named as the fiduciary of the Celanese Stock Fund. The Trustee shall vote shares of Celanese Corporation stock in accordance with the instructions of the Participants in whose accounts the shares are held. During 2009, the Trustee purchased 103,540 shares of Celanese Corporation stock for the fund at an average price of $13.14 per share and sold 280,861 shares of Celanese Corporation stock for the fund at an average price $23.57 per share. During 2008, the Trustee purchased 829,070 shares of Celanese Corporation stock for the fund at an average price of $27.12 per share and sold 258,427 shares of Celanese Corporation stock for the fund at an average price $39.06 per share.

Investment Contracts

The Plan invests in fully benefit-responsive investment contracts held in the Stable Value Fund, which are reported in the Statement of Changes in Net Assets Available for Benefits on a contract value basis. The Statement of Net Assets Available for Benefits presents fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

The Stable Value Fund permits all Participant initiated transactions as allowed by the plan to occur at contract value. Events that would limit the Plan’s ability to execute transactions at contract value are improbable, except for termination of the Plan by the Company; Company initiated withdrawals may be subject to a market adjustment.

The average yield of the investment contracts was 4.19% and 6.82% for the years ended December 31, 2009 and 2008, respectively. The stabilized interest rate (“Crediting Rate”) on investment contracts was 1.52% and 2.66% as of December 31, 2009 and 2008, respectively. The Crediting Rates are provided to participants in the fund on a designated pool of investments held by the fund, through contracts generally referred to as a “wrapper”. The contracts provide assurance that the adjustments to the interest Crediting Rate will not result in a future interest Crediting Rate that is less then zero.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”) for all periods presented.

(b)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. All purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on investments sold during the year as well as net appreciation (depreciation) of the investments held at the end of the year.

As of December 31, 2008, the Plan adopted the provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) for financial assets and liabilities. ASC 820 defines fair value, and increases disclosures surrounding fair value calculations.

(c)	Risks and Uncertainties

The assets of the Plan consist primarily of investments held at fair value. These investments are subject to market risks and are influenced by such factors as investment objectives, interest rates, stock market performance, economic conditions and world affairs. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the financial statements.

(d)	Use of Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

(e)	Payment of Benefits

Benefits are recorded when paid.

(3)	Investments

During 2009 and 2008, the Plan’s investments (including investments bought and sold and held during the year) appreciated (depreciated) in value as follows:

	For the Years Ended
	December 31,
	2009	2008
	(In thousands)

Quoted market price:
US government securities	$(6,640)	$6,452
Corporate stock — common and preferred	5,256	(13,187)
Corporate stock — Celanese Corporation	16,651	(14,201)
Registered investment companies	44,403	(94,178)

	59,670	(115,114)
Investments at estimated fair value:
Common/collective trusts	24,773	(61,997)
Wrapper contracts	(12)	315

	$84,431	$(176,796)

Investments representing 5% or more of the Plan’s net assets are as follows:

	As of December 31
	2009	2008
	(In thousands)

Alliance Collective Investment Trust(1)	29,829	23,247
BR Equity Index Fund(1)(2)	40,229	31,052
Alliance Bernstein 2015 Retirement Fund	35,481	32,046
Alliance Bernstein 2020 Retirement Fund	37,894	32,373
Alliance Bernstein 2025 Retirement Fund	30,419	32,373
Bank of America, contract no. 02 011	53,078	57,981
Caisse Depots et Consignations, contract no. 1837 01	53,060	57,966
State Street Bank, contract no. 102063	53,078	57,981

(1)	Holding did not represent 5% or more of the Plan’s net assets as of December 31, 2008.

(2)	Formerly BGI Equity Index Fund.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

Investment Contracts

		Wrapper
	Investments at	Contracts at	Adjustment to
2009	Fair Value	Fair Value	Contract Value
	(In thousands)

US government securities	$506	$-	$-
Interest-bearing cash	445	-	-
JP Morgan Intermediate Bond Fund	146,568	-	-
Wrapper contracts	-	303	11,393

	$147,519	$303	$11,393

		Wrapper
	Investments at	Contracts at	Adjustment to
2008	Fair Value	Fair Value	Contract Value
	(In thousands)

US government securities	$769	$-	$-
Interest-bearing cash	421	-	-
JP Morgan Intermediate Bond Fund	149,327	-	-
Wrapper contracts	-	315	23,095

	$150,517	$315	$23,095

The fair value of the wrapper is determined by calculating the present value of excess future wrapper fees. When the replacement cost of the wrapper contracts (a re-pricing provided annually by each issuer) is greater than the current wrapper fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating. Since the replacement costs of the wrapper contracts exceeded the actual costs as of December 31, 2009 and 2008, the fair value of the wrapper contracts is valued at $303,464 and $315,347, respectively.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

As discussed in Note 2, the Plan adopted ASC 820 as of December 31, 2008. ASC 820 establishes a three-tiered fair value hierarchy that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as follows:

Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by the Company

Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1

Level 3 — inputs that are unobservable in the marketplace and significant to the valuation

The Company’s defined contribution plan assets are measured at fair value on a recurring basis and include the following items:

Short-term investment funds: Foreign and domestic currencies as well as short-term securities are valued at cost plus accrued interest, which approximates fair value.

Common/Collective Trusts: Composed of various funds whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities, and short term investments. Investments are valued at the net asset value of units held by the plan at year-end.

Corporate stock and government securities: Valued at the closing price reported on the active market in which the individual securities are traded. Automated quotes are provided by multiple pricing services and validated by the plan custodian. These securities are traded on exchanges as well as in the over the counter market.

Registered Investment Companies: Composed of various mutual funds and other investment companies whose diversified portfolio is comprised of foreign and domestic equities, fixed income securities, and short term investments. Investments are valued at the net asset value of units held by the plan at year-end.

Investment contracts: Calculated based on the market values of the underlying securities. The investment contracts invest primarily in the Stable Value Fund which is valued at the net asset value of shares held by the plan at year-end.

Wrapper contracts: Calculated as the present value of excess future wrapper fees using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

Participant loans: Calculated as the present value of excess future wrapper fees using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

ASC 820 requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs. If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Fair Value Measurement as of
	December 31, 2009 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs
	(Level 1)	(Level 2)	Total
Assets	(In thousands)

Investments
Short-term investment funds	$-	$7,047	$7,047
US government securities	16,086	-	16,086
Corporate stock — common and preferred	44,223	-	44,223
Registered investment companies	17,625	196,644	214,269
Common/collective trusts	-	96,138	96,138
Investment contracts	-	147,519	147,519
Wrapper contracts	-	303	303
Participant loans	-	7,923	7,923

Total assets	$77,934	$455,574	$533,508

	Fair Value Measurement as of
	December 31, 2008 Using
	Quoted Prices in
	Active Markets for	Significant Other
	Identical Assets	Observable Inputs
	(Level 1)	(Level 2)	Total
Assets	(In thousands)

Investments
Short-term investment funds	$-	$7,396	$7,396
US government securities	29,452	-	29,452
Corporate stock — common and preferred	27,904	-	27,904
Registered investment companies	10,454	147,985	158,439
Common/collective trusts	-	89,172	89,172
Investment contracts	-	150,517	150,517
Wrapper contracts	-	315	315
Participant loans	-	8,802	8,802

Total assets	$67,810	$404,187	$471,997

(4)	Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of ERISA. In accordance with Plan provisions, Participants are always 100% vested in Company contributions.

(5)	Federal Income Taxes

The IRS has determined and informed the Company by a letter dated April 19, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Celanese Americas Retirement Savings Plan
Notes to Financial Statements

(6)	Administrative Expenses

Administrative expenses (principally record keeping costs and legal fees) are accrued and charged against the respective funds of the Plan. Investment management fees, taxes, brokerage commissions, and related fees are paid from the respective funds from which they are levied, assessed, or incurred. Certain administrative expenses of the Plan are paid by the Company. Expenses not paid by the Company are paid by the Plan.

(7)	Parties-in-Interest

Certain Plan investments are shares of common/collective trusts managed by JPMorgan/American Century or State Street Bank & Trust Company. In addition, certain Plan investments are in interest bearing cash accounts managed by Morgan Guaranty Trust Company of New York. JPMorgan Retirement Plan Services is the record keeper and State Street Bank & Trust Company is the Trustee, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC. The Plan also invests in the common stock of the Company as well as makes loans to Participants, both of which qualify as parties-in-interest to the Plan and are exempt from prohibited transaction rules.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 to Form 5500:

Net Assets
(In thousands)

Net assets available for benefits per the financial statements	$545,155
2009 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,393)
Accrued administrative expenses	(127)

Net assets available for benefits per Form 5500	$533,635

The following is a reconciliation of the net increase in net assets per the financial statements for the year ended December 31, 2009, to Form 5500:

Net Increase
(In thousands)

Net increase in net assets per the financial statements	$49,582
2008 adjustment from fair value to contract value for fully benefit-responsive investment contracts	23,095
2009 adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,393)
Change in accrued administrative expenses	(79)

Net increase in net assets per Form 5500	$61,205

(9) Subsequent Events

Subsequent events have been evaluated through the date of issuance. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

INTEREST BEARING CASH
		BGI MONEY MARKET FD FOR EBT	CASH HELD AT ALEX BROWN
			11.000		11.00	11.00
05MP	05499B995		6.000		6.00	6.00
05MU	05499B995		5.000		5.00	5.00
		BZW PRINCIPAL CASH
			1.140		1.14	1.14
05MP	12399A986		0.280		0.28	0.28
05MU	12399A986		0.860		0.86	0.86
		JPMCB LIQUIDITY FUND	JP MORGAN SHORT TERM EQUITY I
			4,663,371.700		4,663,371.700	4,663,371.700
05MO	55499Z963		4,663,371.700		4,663,371.700	4,663,371.700
		* STATE STREET BANK & TRUST CO	SHORT TERM INVESTMENT FUND	1.000	12/31/2030
			2,383,682.64		2,383,682.64	2,383,682.64
05MA	8574809S8		598,496.63		598,496.63	598,496.63
05MQ	8574809S8		1,363.63		1,363.63	1,363.63
05MV	8574809S8		1,542,289.96		1,542,289.96	1,542,289.96
05MW	8574809S8		241,532.42		241,532.42	241,532.42

			7,047,066.48		7,047,066.48	7,047,066.48
U.S. GOVERNMENT SECURITIES
		UNITED STATES TREAS BDS	4 1/2 02/15/36	4.500	02/15/2036
			400,000.00		408,546.87	394,000.00
05MA	912810FTO		400,000.00		408,546.87	394,000.00
		UNITED STATES TREAS BDS	4 3/4 02/15/37	4.750	02/15/2037
			11,225,000.00		11,457,986.23	11,470,546.88
05MA	912810PT9		11,225,000.00		11,457,986.23	11,470,546.88
		UNITED STATES TREAS N/B	05/39	4.25	05/15/2039
			4,500,000.00		4,244,062.50	4,221,562.50
05MA	912810QB7		4,500,000.00		4,244,062.50	4,221,562.50

			21,700,000.00		16,110,595.60	16,086,109.38
CORPORATE STOCKS — PREFERRED
		WELLS FARGO	PREFFERED STOCK 8
			3,350.000		64,176.91	86,095.00
05MV	949746879		3,350.000		64,176.91	86,095.00

			3,350.000		64,176.91	86,095.00

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

CORPORATE STOCKS — COMMON
		TRANSOCEAN LTD ZUG	NAMEN AKT
			11,514.000		970,996.90	953,359.20
05MV	H8817H100		11,514.000		970,996.90	953,359.20
		ABBOTT LABS	COM
			13,834.000		689,290.89	746,897.66
05MV	002824100		13,834.000		689,290.89	746,897.66
		ADOBE SYSTEMS INC	COM
			7,531.000		262,070.92	276,990.18
05MV	00724F101		7,531.000		262,070.92	276,990.18
		AIR PRODS + CHEMS INC	COM
			2,897.000		260,541.75	233,371.74
05MV	009158106		2,897.000		260,541.75	233,371.74
		AMAZON COM INC	COM
			3,770.000		391,063.23	507,140.40
05MV	023135106		3,770.000		391,063.23	507,140.40
		AMERICAN EXPRESS CO	COM
			11,059.000		370,045.02	448,110.68
05MV	025816109		11,059.000		370,045.02	448,110.68
		AMERICAN TOWER CORP	CL A
			11,545.000		423,663.66	498,859.45
05MV	029912201		11,545.000		423,663.66	498,859.45
		APPLE INC	COM NPV
			5,330.000		819,915.88	1,123,883.80
05MV	037833100		5,330.000		819,915.88	1,123,883.80
		BHP BILLITON PLC ADR	SPONSORED ADR
			8,500.000		338,756.11	542,725.00
05MV	05545E209		8,500.000		338,756.11	542,725.00
		BAIDU INC	SPONSORED ADR REPSTG ORD SHS
			880.000		345,171.34	361,882.40
05MV	056752108		880.000		345,171.34	361,882.40
		CELANESE CORP DE	COM SER A
			691,204.000		16,164,265.75	22,187,648.40
05MV	150870103		691,204.000		16,164,265.75	22,187,648.40
		DIRECTV	COM CLASS A
			5,532.000		143,489.80	184,492.20
05MV	25490A101		5,532.000		143,489.80	184,492.20
		DOW CHEM CO	COM
			28,505.000		509,284.55	787,593.15
05MV	260543103		28,505.000		509,284.55	787,593.15

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

		EOG RESOURCES INC	COM
			4,541.000		411,539.55	441,839.30
05MV	26875P101		4,541.000		411,539.55	441,839.30
		GENERAL DYNAMICS CORP	COM
			10,865.00		610,543.04	740,667.05
05MV	369550108		10,865.00		610,543.04	740,667.05
		GILEAD SCIENCES INC	COM
			10,323.000		477,342.00	446,779.44
05MV	375558103		10,323.000		477,342.00	446,779.44
		GOLDMAN SACHS GROUP INC	COM
			4,252.000		579,542.70	717,907.68
05MV	38141G104		4,252.000		579,542.70	717,907.68
		GOOGLE INC	CL A
			2,027.000		808,776.70	1,256,699.46
05MV	38259P508		2,027.000		808,776.70	1,256,699.46
		HSBC HLDGS PLC	SPONSORED ADR NEW
			7,500.000		443,014.14	428,175.00
05MV	404280406		7,500.000		443,014.14	428,175.00
		INTERNATIONAL BUSINESS MACHS	COM
			5,749.000		572,949.17	752,544.10
05MV	459200101		5,749.000		572,949.17	752,544.10
		JPMORGAN CHASE + CO	COM
			15,312.000		425,222.07	683,051.04
05MV	46625H100		15,312.000		425,222.07	683,051.04
		JOHNSON + JOHNSON	COM
			7,756.000		479,496.55	499,563.96
05MV	478160104		7,756.000		479,496.55	499,563.96
		MASTERCARD INC	CL A
			2,502.000		275,466.72	640,461.96
05MV	57636Q104		2,502.000		275,466.72	640,461.96
		MCDONALDS CORP	COM
			15,085.000		820,383.84	941,907.40
05MV	580135101		15,085.000		820,383.84	941,907.40
		MERCK + CO INC NEW	COMMON STCOK
			14,263.000		470,638.49	521,170.02
05MV	58933Y105		14,263.000		470,638.49	521,170.02

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

		NIKE INC	CL B
			9,521.000		531,718.35	629,052.47
O5MV	654106103		9,521.000		531,718.35	629,052.47
		NORDSTROM INC	COM
			4,299.000		146,614.03	161,556.42
05MV	655664100		4,299.000		146,614.03	161,556.42
		NORFOLK SOUTHN CORP	COM
			8,853.000		469,630.93	464,074.26
05MV	655844108		8,853.000		469,630.93	464,074.26
		PPG INDS INC	COM
			5,695.000		316,601.88	333,385.30
05MV	693506107		5,695.000		316,601.88	333,385.30
		PETROLEO BRASILEIRO SA ADR	SPONSORED ADR
			14,677.000		532,672.71	699,799.36
05MV	71654V408		14,677.000		532,672.71	699,799.36
		POTASH CORP SASK INC	COM
			2,593.000		218,317.74	281,340.50
05MV	73755L107		2,593.000		218,317.74	281,340.50
		PRAXAIR	COM
			8,238.000		501,087.14	661,593.78
05MV	74005P104		8,238.000		501,087.14	661,593.78
		PRICELINE COM INC	COM NEW
			798.000		174,241.39	174,363.00
05MV	741503403		798.000		174,241.39	174,363.00
		QUALCOMM INC	COM
			15,618.000		709,729.25	722,488.68
05MV	747525103		15,618.000		709,729.25	722,488.68
		US BANCORP DEL	COM NEW
			15,907.000		370,126.05	358,066.57
05MV	902973304		15,907.000		370,126.05	358,066.57
		UNION PAC CORP	COM
			14,553.000		693,558.76	929,936.70
05MV	907818108		14,553.000		693,558.76	929,936.70
		VISA INC	COM CL A
			7,664.000		520,131.48	670,293.44
05MV	92826C839		7,664.000		520,131.48	670,293.44
		WELLS FARGO + CO	COM
			27,259.000		642,164.41	735,720.41
05MV	949746101		27,259.000		642,164.41	735,720.41
		WYNN RESORTS LTD	COM
			3,921.000		255,973.77	228,319.83
05MV	983134107		3,921.000		255,973.77	228,319.83

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

		YAHOO INC	COM
			12,409.000		216,077.36	208,223.02
05MV	984332106		12,409.000		216,077.36	208,223.02

			1,054,263.000		34,362,116.02	44,136,934.41
LOANS TO PARTICIPANTS — OTHER
		LOANS TO PARTICIPANTS
			7,922,561.690		7,922,561.69	7,922,561.69
05ME	53999S985		7,922,561.690		7,922,561.69	7,922,561.69

			7,922,561.690		7,922,561.69	7,922,561.69
COMMON/COLLECTIVE TRUSTS
		ALLIANCE COLLECTIVE INVT TR	BERNSTEIN STRATEGIC VALUE COL
			2,646,791.873		27,542,101.45	29,829,344.41
05MB	018564823		2,646,791.873		27,542,101.45	29,829,344.41
		BR EQUITY INDEX FUND F
			2,296,187.784		44,779,318.18	40,229,209.98
05MP	05599Z991		2,296,187.784		44,779,318.18	40,229,209.98
		CAP GUARDIAN 003 01	COMMINGLED ACCT GK19
			649,551.152		30,000,872.78	26,079,478.75
05MH	140185976		649,551.152		30,000,872.78	26,079,478.75

			5,592,530.809		102,322,292.41	96,138,033.14
REGISTERED INVESTMENT COMPANY
		ALLIANCE BERNSTEIN 2000 RET
			463,446.288		4,242,171.53	4,342,491.72
05MY	01859M937		463,446.288		4,242,171.53	4,342,491.72
		ALLIANCE BERNSTEIN 2005 RET
			1,257,007.218		11,363,445.04	11,275,354.75
05MZ	01859M945		1,257,007.218		11,363,445.04	11,275,354.75
		ALLIANCE BERNSTEIN 2010 RET
			2,137,070.35		20,808,147.60	18,635,250.71
05MO	01859M952		2,137,070.35		20,808,147.60	18,635,250.71
		ALLIANCE BERSTEIN 2015 RET
			4,184,032.437		40,525,210.93	35,480,595.07
05M1	01859M960		4,184,032.437		40,525,210.93	35,480,595.07

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

		ALLIANCE BERSTEIN 2020 RET
			4,598,730.128		44,067,697.83	37,893,536.25
05M2	01859M978		4,598,730.128		44,067,697.83	37,893,536.25
		ALLIANCE BERSTEIN 2025 RET
			3,778,706.213		35,858,216.63	30,418,585.01
05M3	01859M986		3,778,706.213		35,858,216.63	30,418,585.01
		ALLIANCE BERSTEIN 2030 RET
			2,430,981.714		22,525,494.35	19,204,755.54
05M4	01859M994		2,430,981.714		22,525,494.35	19,204,755.54
		ALLIANCE BERSTEIN 2035 RET
			1,405,730.097		12,679,378.35	10,936,580.15
05M5	01859N919		1,405,730.097		12,679,378.35	10,936,580.15
		ALLIANCE BERSTEIN 2040 RET
			552,932.004		4,612,449.80	4,301,810.99
05M6	01859N927		552,932.004		4,612,449.80	4,301,810.99
		ALLIANCE BERSTEIN 2045 RET
			350,222.276		2,830,113.78	2,724,729.31
05M7	01859N935		350,222.276		2,830,113.78	2,724,729.31
		ALLIANCE BERSTEIN 2050 RET
			346,343.252		2,597,644.86	2,698,013.93
05M8	01859N943		346,343.252		2,597,644.86	2,698,013.93
		BR RUSSELL 2000 INDEX FUND F	MUTUAL FUND
			1,123,698.655		12,866,867.05	18,732,056.58
05MU	05599Z983		1,123,698.655		12,866,867.05	18,732,056.58
		PIMCO TOTAL RETURN FD	INSTL CL
			1,631,941.669		17,236,081.92	17,624,970.03
05MG	693390700		1,631,941.669		17,236,081.92	17,624,970.03

			24,260,841.986		232,212,919.67	214,268,730.04
INSURANCE CO. GENERAL ACCOUNT
		BANK OF AMERICA	CONTRACT NO. 02 011	5.000	12/31/2055
			53,077,749.86		53,077,749.86	53,077,749.86
05MO	05999T9U4		53,077,749.86		53,077,749.86	53,077,749.86
		CAISSE DEPOTS ET CONSIGNATIONS	CONTRACT 1837 01	5.000	12/31/2055

CELANESE AMERICAS RETIREMENT SAVINGS PLAN
(Plan # 001)
CELANESE AMERICAS CORPORATION EIN:22-1862783 05MK
December 31, 2009
COMPOSITE
SCHEDULE H, LINE 4I — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

(A)	(B) Identity		(C) Description of Investment		Mat Date	(E) Current
Fund	of Issuer		Shares/Par	Rate	(D) Cost	Value

			53,060,295.34		53,060,295.34	53,060,295.34
05MO	1289969F4		53,060,295.34		53,060,295.34	53,060,295.34
		* STATE STREET BANK	CONTRACT 102063	5.000	12/31/2055
			53,077,874.32		53,077,874.32	53,077,874.32
05MO	8579939G6		53,077,874.32		53,077,874.32	53,077,874.32

			159,215,919.52		159,215,919.52	159,215,919.52

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Celanese Americas Retirement Savings Plan

By:	/s/ Christopher W. Jensen
Christopher W. Jensen
Vice President and Corporate Controller of Celanese
Corporation (Principal Accounting Officer)
President and Treasurer of Celanese Americas LLC

Date: June 24, 2010